UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15025783

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 16 2015
Washington DC
201

SEC FILE NUMBER
8-66619

FACING PAGE -PUBLIC

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORESIGHT INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 SKOKIE BLVD., SUITE 507
(No. and Street)

NORTHBROOK	ILLINOIS	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID KEEFE (847)498-7564
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PATKE & ASSOCIATES, LTD.
(Name – *if individual, state last, first, middle name*)

300 VILLAGE GREEN DR, STE 210	LINCOLNSHIRE	ILLINOIS	60069
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID KEEFE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORESIGHT INVESTMENTS, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MANAGING MEMBER

Title

Notary Public

OFFICIAL SEAL
HUSSAIN ALI NAEEM SHAIKH
Notary Public - State of Illinois
My Commission Expires Feb 3, 2016

03/13/2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR 16 2015
WASH. D.C. 201 SECTION

FORESIGHT INVESTMENTS, LLC

Financial Statements
December 31, 2014

(Available for Public Inspection)

FORESIGHT INVESTMENTS, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2014

TABLE OF CONTENTS

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Foresight Investments, LLC
Northbrook, Illinois

We have audited the accompanying financial statements of Foresight Investments, LLC (an Illinois limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Foresight Investments, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Foresight Investments, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under rule 15c3-1 and requirements under rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Foresight Investments, LLC's financial statements. The supplemental information is the responsibility of Foresight Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Pathe & Associates, Ltd.

Lincolnshire, Illinois
March 13, 2015

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014
See notes to financial statements.

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	146,558
Commissions receivable		52,011
Miscellaneous receivables		4,663
Other current assets		17,448
Total current assets		220,680
PROPERTY AND EQUIPMENT		
Office equipment		9,745
Less: accumulated depreciation		(9,745)
Net property and equipment		-
OTHER ASSETS		
Security deposit		4,533
	$	225,213
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$	8,561
Commissions payable		29,999
Total current liabilities		38,560
MEMBERS' EQUITY		186,653
	$	225,213

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2014
See notes to financial statements.

REVENUES		
Commissions	$	963,801
Consulting fees		181,250
Miscellaneous income		97,661
Total revenues		1,242,712
EXPENSES		
Employee compensation and benefits		199,577
Commissions		750,813
Broker fees		147,181
Insurance		4,903
Depreciation		2,209
Professional fees		11,325
Telephone		17,168
Computer		2,094
Office		4,385
Office supplies		6,528
Postage and delivery		4,430
Quotes		15,949
Regulatory fees		18,595
Rent and utilities		59,731
Miscellaneous		3,709
Total expenses		1,248,597
NET LOSS	$	(5,885)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2014
See notes to financial statements.

BALANCE, DECEMBER 31, 2013	$	192,538
Net loss		(5,885)
BALANCE, DECEMBER 31, 2014	$	186,653

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014
See notes to financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(5,885)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		2,209
Change in assets and liabilities		
Commissions receivable		2,823
Miscellaneous receivables		(163)
Other current assets		(776)
Accounts payable		(550)
Accrued expenses		2,016
Commissions payable		(3,446)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(3,772)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		150,330
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	146,558

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NATURE OF OPERATIONS

Nature of Operations: Foresight Investments, LLC (the "Company"), was organized in the State of Illinois in accordance with the Illinois Limited Liability Act on April 10, 2002. The Company is a registered securities broker-dealer conducting its business on a fully disclosed basis. The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As a limited liability company, members' liability is limited.

The Company earns commissions and fees from customers when they trade stocks, bonds, options and mutual funds. In addition, the Company receives consulting fees from a debt capital provider and earns rebates on amounts held with the Company's clearing service provider.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results could differ from those estimates.

Cash Equivalents: The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Property and Equipment: Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years.

Revenue Recognition: Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. The Company has no allowance for doubtful accounts as management considers all commissions receivable to be fully collectible.

Rebates are earned on a portion of the interest charged by the Company's clearing services provider based upon customer balances and are recognized when they post to the Company's commission account.

Consulting fees are comprised of fees the Company earns for providing financial restructuring advisory services, and are recognized when received.

Miscellaneous revenue is comprised of reimbursed expenses related to office space subleases, including rent, telephone and internet expenses and are recognized in the month the expenses are incurred by the Company.

Income Taxes: The Company is a limited liability company which is treated as a partnership for tax purposes and therefore is not a taxpaying entity for federal income tax purposes. Therefore, no income tax expense has been recorded in the financial statements. Income is taxed to the members in their individual returns. The Company is subject to Illinois state replacement taxes. The Company files tax returns in the U.S. federal jurisdiction and the Illinois state jurisdiction.

Income Taxes (Continued): Management has continued to evaluate the application of Accounting Standards Codification ("ASC") 740, "Income Taxes," and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months. The 2011 through 2014 tax years generally remain subject to examination by the U.S. federal and state tax authorities.

COMMITMENTS

Operating Lease: In June 2009, the Company entered into a lease for office space ending in November 2012. Such lease contained three one-year options, all of which have been exercised with the lease, currently scheduled to expire November 30, 2015. Rent expense totaled $59,731 for the year ended December 31, 2014. Future minimum rentals required under the lease are as follows:

2015	$ 57,908

The Company is subleasing some of the office space to traders under month to month agreements. Total minimum future rental payments have not been reduced by sublease rentals to be received in the future.

NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2014, the Company had net capital (as defined under Rule 15c3-1) of $160,009, which was $110,009 in excess of the required net capital of $50,000. The percentage of aggregate indebtedness to net capital at December 31, 2014 was 24.10%. These amounts are not materially different from the unaudited amounts submitted in the FOCUS report for the year ended December 31, 2014.

FINANCIAL INSTRUMENTS

Concentrations of Credit Risk: The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

SUBSEQUENT EVENTS

The General Partner evaluated subsequent events through March 13, 2015, the date financial statements were available to be issued. There were no subsequent events to disclose.

Supplementary Information
Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934

As of December 31, 2014

FORESIGHT INVESTMENTS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014
See independent auditors' report.

NET CAPITAL		
Total members' equity	$	186,653
Deductions and/or charges		
Nonallowable assets		
Other current assets		17,448
Security deposit		4,533
Miscellaneous receivables		4,663
Net capital	$	160,009
AGGREGATE INDEBTEDNESS		
Accrued expenses	$	8,561
Commissions payable		29,999
	$	38,560
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		24.10%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	2,571
Minimum dollar net capital required		50,000
Net capital requirement (greater of the two)		50,000
Excess net capital	$	110,009
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital required	$	100,009
RECONCILIATION TO UNAUDITED FORM K-17A-5 PART III		
Net capital reported above	$	160,009
Net capital, per form X-17a-5 Part IIA	$	160,009

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Foresight Investments, LLC
Northbrook, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Foresight Investments, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Foresight Investments, LLC's compliance with the applicable instructions of Form SIPC-7. Foresight Investments, LLC's management is responsible for Foresight Investments, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries included in the Company's general ledger detail, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as the audited trial balance, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as the audited trial balance, supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences. It was noted there was no overpayment for the year ended December 31, 2014.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pattke & Associates, Ltd.

March 13, 2015
Lincolnshire, Illinois

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Foresight Investments, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Foresight Investments, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Patke & Associates, Ltd.

Lincolnshire, Illinois
March 13, 2015

FORESIGHT INVESTMENTS, LLC

Member SIPC, NASD, MSRB

450 Skokie Blvd., Suite 507 Northbrook, IL 60062
Phone (847)498-7999 • Fax (847)498-7576

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 26, 2015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Foresight Investments LLC is a broker/dealer registered with the SEC and FINRA.

- Foresight Investments LLC claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended (fill in company's year-end).

- Foresight Investments LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Foresight Investments LLC has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of June 1st, 2014 through December 31, 2014 without exception.

- Foresight Investments LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of June 1st, 2014 through December 31, 2014.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: *[signature]*

Name and Title: DAVID B. KEEFE, PRESIDENT